

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

T. Riggs Eckelberry
Chief Executive Officer
OriginClear, Inc.
525 S. Hewitt Street
Los Angeles, California 90013

> **Re: OriginClear, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 21, 2020**
> **File No. 024-11141**

Dear Mr. Eckelberry:

　　We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed January 21, 2020

Cover Page

1.　　We note your disclosure that you intend to engage an agent to hold any funds that are tendered by investors. We also note your disclosure under "Escrow Agent" on page 12 that you reserve the right not to engage an agent to hold any funds that are tendered by investors. Please refer to Item 1(e) of Part II of Form 1-A and clearly disclose any arrangements to place funds received from investors in an escrow, trust or similar arrangement.

Future issuances of preferred stock, including future issuances of shares of Series M Preferred Stock, may reduce the value of the Series M, page 9

2.　　Please expand your risk factors to address the liquidation preferences and redemption obligations related to your outstanding shares of preferred stock.

Plan of Distribution and Selling Stockholder, page 10

3.   We note your disclosure that you plan to market the shares in this offering both through online and offline means, and that online marketing may take the form of contacting potential investors through electronic media and posting your offering circular or "testing the waters" materials on an online investment platform. Please confirm your understanding that "testing the waters" materials may be used before qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. See Securities Act Rule 255(b)(4). Please also file any testing the waters materials as exhibits, and confirm that you will do so with future testing the waters materials. Refer to Item 17.13 of Part III of Form 1-A.

Use of Proceeds, page 13

4.   Please reconcile the amounts in the row "Preferred Series Early Redemption Series F (Aug 2019 – Dec 2018)" in your table on page 13 with your disclosure in the last bullet point on page 14 regarding the amount of proceeds intended to be used to retire the Series F preferred shares.

Interest of Management and Others in Certain Transactions, page 42

5.   We note that you limit the disclosure of interested transactions to amounts in excess of $120,000. Please revise to disclose any interested transactions where the amount involved exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. Refer to Item 13(a) of Part II of Form 1-A.

Preferred Stock, page 43

6.   Please provide the disclosure required by Item 14(a) of Part II of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Gary Newberry at 202-551-3761 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please

T. Riggs Eckelberry
OriginClear, Inc.
February 19, 2020
Page 3

contact Tim Buchmiller at 202-551-3635 or Suzanne Hayes at 202-551-3675 with any other
questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Gregory A. Sichenzia, Esq.